Exhibit 99.1

Invitel Holdings A/S Announces SEC Filing to Delist from the NYSE AMEX

NEW YORK--(BUSINESS WIRE)--February 8, 2010--Invitel Holdings A/S (NYSE AMEX:IHO) announced today that it has filed a Form 25 “Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934” with the U.S. Securities and Exchange Commission and NYSE Amex today to delist its American Depositary Shares (“ADSs”, which represent ordinary shares of Invitel Holdings A/S) from the NYSE Amex stock exchange. Invitel Holdings expects the filing to be effective on or about February 18, 2010 at which point Invitel Holdings expects the ADSs to be removed from the NYSE Amex.

Following the delisting of its ADSs from the NYSE Amex, Invitel Holdings will take the necessary steps to deregister from the SEC and to cease reporting under the Securities Exchange Act of 1934, as amended. On or about February 18, 2010, Invitel Holdings intends to file a Form 15 “Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934” with the SEC in order to deregister from the SEC. Upon the filing of the Form 15, the obligation of Invitel Holdings to file periodic reports with the SEC under the Exchange Act will be suspended immediately. The deregistration will be effective 90 days after the filing, unless the Form 15 is earlier withdrawn by Invitel Holdings or denied by the SEC. Invitel Holdings reserves the right to delay or withdraw the filings of the Forms 25 and 15 for any reason prior to their effectiveness.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

CONTACT:
Invitel Holdings A/S
Chief Financial Officer
Robert Bowker
Hungary: (011) 361-801-1374
or
U.S.:
General Counsel
Peter T. Noone, 206-654-0204